                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                SCHEDULE 13E-3/A

                                Amendment No. 1

                        Rule 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 Uni-Marts Inc.
    -------------------------------------------------------------------------
                              (Name of the Issuer)



               Uni-Marts Inc., Green Valley Acquisition Co., LLC,
          Henry D. Sahakian, Daniel D. Sahakian, Ara M. Kervandjian, HFL Corporation, Tri-Color Holdings, LLC, KOTA Holdings LLC,
                        and KOTA Management Co., L.L.C.

    -------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.10 par value per share
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    904571304
    -------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


------------------------------------------------ ----------------------------------------------------------------
         Uni-Marts Inc.                   Green Valley Acquisition Co., LLC                  KOTA Holdings LLC
     477 East Beaver Avenue             Henry D. Sahakian, Daniel D. Sahakian           KOTA Management Co., L.L.C.
  State College, PA 16801-5690                  and Ara M. Kervandjian                       Raj Vakharia and
    Attn: Stephen B. Krumholz                       HFL Corporation                           Paul Levinsohn
                                              Tri-Color Holdings, LLC                         51 Midwood Way
                                               477 East Beaver Avenue                       Colonia, N.J. 07607
                                            State College, PA 16801-5690                    Attn: Raj Vakharia
                                               Attn: Henry D. Sahakian
------------------------------------------------ ----------------------------------------------------------------




   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                      Saul Ewing LLP                                        McCausland, Keen & Buckman
                    Centre Square West                                       Radnor Court, Suite 160
              1500 Market Street, 38th Floor                              259 North Radnor-Chester Road
                Philadelphia, PA 19102-2186                                   Randor, PA 19807-5240
                Attn: David S. Antzis, Esq.                                Attn: Robert H. Young, Esq.

        This statement is filed in connection with (check the appropriate box):

a.      [X]     The filing of solicitation materials or an information
                statement subject to Regulation 14A [17 CFR 240.14a-1 to
                240.14b-1]. Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or
                Rule 13e-3(c) [ss.240.13e-3(c)] under the Securities Exchange
                Act of 1934.

b.      [ ]     The filing of a registration statement under the Securities
                Act of 1933.

c.      [ ]     A tender offer.

d.      [ ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

         Transaction valuation*                                        Amount of filing fee
         ---------------------                                         --------------------
             $9,265,320.75                                                   $1,173.92



* This calculation is based on 0.00012670 multiplied by the transaction valuation above. For purposes of calculation of this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. The aggregate number of securities to which the transaction applies is based on (i) 3,925,850 shares of Uni-Marts' common stock outstanding and owned by stockholders who will not have an interest in Green Valley Acquisition Co., LLC after consummation of the transaction; and (ii) outstanding stock options to purchase an aggregate of 923,833 shares of Uni-Marts' common stock which will be cashed out in the transaction. The per unit price of (i) each outstanding share of common stock owned by stockholders is $2.25, and
        (ii) each outstanding stock option to purchase shares of Uni-Marts' common stock with a per share exercise price less than $2.25 will be converted into the right to receive a cash payment equal to (a) the difference between $2.25 and the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option. Stock options with an exercise price equal to or greater than $2.25 will not receive any consideration in the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,173.92
Form or Registration No.:  SCHEDULE 14A - PRELIMINARY PROXY STATEMENT

Filing Party:     Uni-Marts Inc.

Date Filed:       March 25, 2004

                              CROSS REFERENCE SHEET


         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Uni-Marts Inc. ("Uni-Marts"), a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, Green Valley Acquisition Co., LLC, a Pennsylvania limited liability company ("Green Valley"), Henry D. Sahakian, Daniel D. Sahakian, Ara M. Kervandjian, Tri-Color Holdings, LLC, HFL Corporation, KOTA Holdings LLC, KOTA Management Co., L.L.C., Raj Vakharia and Paul Levinsohn. This Schedule 13E-3 is filed in connection with the Agreement and Plan of Merger dated as of January 26, 2004 (the "Merger Agreement") by and between Uni-Marts and Green Valley pursuant to which all the outstanding shares of common stock, $0.10 par value per share (the "Common Stock"), of Uni-Marts (except as otherwise described in the Proxy Statement (as defined below)), will be acquired by virtue of the Merger for a cash payment of $2.25 per share. Capitalized terms used without being defined herein shall have the meanings ascribed to them in the Proxy Statement.


         The following Cross Reference Sheet shows the location in the preliminary proxy statement (the "Proxy Statement"), filed with the Securities and Exchange Commission concurrently herewith, of items required by Schedule 13E-3. The information contained in the sections of the Proxy Statement identified below is incorporated herein by this reference.

Item 1.  Summary Term Sheet.

The information contained in the section entitled "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) Name and Address: The information contained in the sections "SUMMARY TERM SHEET - Parties to the Merger" and "BUSINESS OF GREEN VALLEY" in the Proxy Statement is incorporated herein by reference.

(b) Securities: The information contained in the section "MARKET PRICE AND DIVIDENDS ON COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

(c) Trading Market and Price: The information contained in the section "MARKET PRICE AND DIVIDENDS ON COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

(d) Dividends: The information contained in the sections "MARKET PRICE AND DIVIDENDS ON COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

(e)      Prior public offerings:  Not applicable.

(f) Prior stock purchases: The information contained in the section "BENEFICIAL OWNERSHIP - Recent Purchases" in the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) Name and address: The information contained in the sections entitled "SUMMARY TERM SHEET - Parties to the Merger" and "BUSINESS OF GREEN VALLEY" in the Proxy Statement is incorporated herein by reference.

(b) Business and background of entities: The information contained in the sections entitled "SUMMARY TERM SHEET - Parties to the Merger" and "BUSINESS OF GREEN VALLEY" in the Proxy Statement is incorporated herein by reference.

(c) Business and background of natural persons: The information contained in the section entitled "BUSINESS OF GREEN VALLEY" in the Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)(1)   Tender Offers: Not applicable.

(a)(2)(i) Transaction Description: The information contained in the sections entitled "SUMMARY TERM SHEET - Proposed Merger" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(a)(2)(ii) Consideration: The information contained in the sections entitled "SUMMARY TERM SHEET - Proposed Merger" and "THE MERGER AGREEMENT - The Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iii)Reasons for Transaction: The information contained in the sections entitled "SUMMARY TERM SHEET - Recommendation of the Ad Hoc Committee and the Board of Directors," "SUMMARY TERM SHEET - Position of Uni-Marts Regarding the Purpose of the Merger," "SUMMARY TERM SHEET - Position of Green Valley and the Green Valley Group Regarding the Fairness and Purpose of the Merger," "SPECIAL FACTORS--Purposes of the Merger," "SPECIAL FACTORS - Reasons for the Ad Hoc Committee's Determination" and "SPECIAL FACTORS - Position of Green Valley and the Green Valley Group Regarding the Fairness and Purpose of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iv) Vote Required: The information contained in the section entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE SPECIAL MEETING" in the Proxy Statement is incorporated herein by reference.

(a)(2)(v)  Differences in the Rights of Security Holders: Not applicable.


(a)(2)(vi) Accounting Treatment: The information contained in the section entitled "SPECIAL FACTORS - Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences: The information contained in the sections entitled "SUMMARY TERM SHEET - Federal Income Tax Consequences" and "SPECIAL FACTORS - Material United States Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

(c) Different Terms: The information contained in the sections entitled "SUMMARY TERM SHEET - Proposed Merger," "SPECIAL FACTORS - Source of Funds for the Merger," "SPECIAL FACTORS - Effects of the Merger" and "THE MERGER AGREEMENT - The Merger" in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights: The information contained in the section entitled "SUMMARY TERM SHEET - Appraisal Rights" and "SPECIAL FACTORS - Rights of Dissenting Stockholders of Uni-Marts" in the Proxy Statement, and
         Section 262 of Delaware General Corporation Law attached as ANNEX D to the Proxy statement, is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders: The information contained in the section entitled "OTHER AVAILABLE INFORMATION" in the Proxy Statement is incorporated by reference.

(f)      Eligibility for Listing or Trading:  Not applicable.

Item 5.  Past Contacts, Transaction, Negotiations and Agreements.

(a) Transactions: The information contained in the section entitled "SPECIAL FACTORS - Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts: The information contained in the section entitled "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities: The information contained in the sections entitled "SUMMARY TERM SHEET - Vote Required," "THE MERGER AGREEMENT - The Voting Agreements" and "BENEFICIAL OWNERSHIP - Recent Purchases" in the Proxy Statement is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired: The information contained in the sections entitled "SUMMARY TERM SHEET - Proposed Merger," "SPECIAL FACTORS - Effects of the Merger," "SPECIAL FACTORS - Plans after Merger," "THE MERGER

         AGREEMENT - The Merger," "THE MERGER AGREEMENT - Conversion of Common Stock" and "THE MERGER AGREEMENT - Stock Options" in the Proxy Statement is incorporated herein by reference.

(c) Plans: The information contained in the sections entitled "SUMMARY TERM SHEET - Plans of Green Valley and the Green Valley Group after the Merger" and "SPECIAL FACTORS - Plans of Green Valley and the Green Valley Group after the Merger" in the Proxy Statement is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)-(c) Purposes; Reasons; Alternatives: The information contained in the sections entitled "SUMMARY TERM SHEET - Recommendation of the Ad Hoc Committee and the Board of Directors," "SUMMARY TERM SHEET - Position of Green Valley and the Green Valley Group Regarding the Fairness and Purpose of the Merger," "SUMMARY TERM SHEET - Position of Uni-Marts Regarding the Fairness and Purpose of the Merger," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Purposes of the Merger," "SPECIAL FACTORS - Reasons for Ad Hoc Committee's Determination" and "SPECIAL FACTORS - Position of Green Valley and the Green Valley Group Regarding the Fairness and the Purpose of the Merger" in the Proxy Statement is incorporated herein by reference.

(d) Effects: The information contained in the sections entitled "SUMMARY TERM SHEET - Consequences of the Merger," "SUMMARY TERM SHEET - Source of Funds for the Merger," "SUMMARY TERM SHEET - Proposed Merger," "SUMMARY TERM SHEET - Federal Income Tax Consequences," "SPECIAL FACTORS - Effects of the Merger," "SPECIAL FACTORS - Material United States Federal Income Tax Consequences," "SPECIAL FACTORS - Fees and Expenses," "SPECIAL FACTORS - Source of Funds for the Merger" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness: The information contained in the sections entitled "SUMMARY TERM SHEET - Fairness Opinion," "SUMMARY TERM SHEET - Recommendation of the Ad Hoc Committee and Board of Directors," "SUMMARY TERM SHEET - Position of Green Valley and the Green Valley Group Regarding the Fairness and Purpose of the Merger," "SPECIAL FACTORS - Background of the Transaction," "SPECIAL FACTORS - Purposes of the Merger," "SPECIAL FACTORS - Reasons for Ad Hoc Committee's Determination," "SPECIAL FACTORS - Opinion of Boenning & Scattergood" and "SPECIAL FACTORS - Position of Green Valley and the Green Valley Group Regarding the Fairness and the Purpose of the Merger" in the Proxy Statement, and the Opinion of Boenning & Scattergood, Inc. attached as ANNEX C to the Proxy Statement, is incorporated herein by reference.

(c) Approval of Security Holders: The information contained in the section entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE SPECIAL MEETING" in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative: The information contained in the section entitled "SPECIAL FACTORS - Recommendations of the Ad Hoc Committee and the Board of Directors" in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors: The information contained in the section entitled "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(f) Other Offers: The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents: The information contained in the sections entitled "SUMMARY TERM SHEET - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Opinion of Boenning & Scattergood" in the Proxy Statement, and the Opinion of Boenning & Scattergood, Inc. attached as ANNEX C to the Proxy Statement, is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(b) Source of Funds; Conditions: The information contained in the sections entitled "SUMMARY TERM SHEET - Source of Funds for the Merger" and "SPECIAL FACTORS - Source of Funds for the Merger" in the Proxy Statement is incorporated herein by reference.

(c) Expenses: The information contained in the section entitled "SPECIAL FACTORS-Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

(d) Borrowed Funds: "SPECIAL FACTORS - Source of Funds for the Merger" in the Proxy Statement is incorporated by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information contained in the sections entitled "BENEFICIAL OWNERSHIP - Principal Stockholders" and "BUSINESS OF GREEN VALLEY" in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions: The information contained in the section "BENEFICIAL OWNERSHIP - Recent Purchases" in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction: The information contained in the sections entitled "SUMMARY TERM SHEET - Voting Agreements" and "MERGER AGREEMENT - The Voting Agreements" in the Proxy Statement, and the Form of Voting Agreement attached as ANNEX B to the Proxy Statement, is incorporated herein by reference.

(e) Recommendations of Others: The information contained in the section entitled "SPECIAL FACTORS - Recommendations of the Ad Hoc Committee and the Board of Directors" in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information: The information contained in the section entitled "UNI-MARTS SELECTED CONSOLIDATED FINANCIAL DATA" and in the consolidated financial statements of Uni-Marts Inc. beginning on page F-1 in the Proxy Statement is incorporated herein by reference.

(b)      Pro Forma Information:  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets: The information contained in the section entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE SPECIAL MEETING" in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

(b) Other Material Information: The information contained in the section entitled "OTHER AVAILABLE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)   Tender Offer Materials:  Not applicable.


(a)      (2)-(3) Solicitation or Recommendation; Going Private Disclosure
         Document: Preliminary Proxy Statement on Schedule 14A filed with the
         Securities and Exchange Commission on May   , 2004 is incorporated
         herein by reference.


(a)(4)   Prospectus:  Not applicable.

(a) (5)  Other Disclosure Materials:  Not applicable.

(b)      Loan Agreement:  Not applicable.

(c) Reports, Opinions and Appraisals: Opinion of Boenning & Scattergood, Inc., dated as of January 26, 2004 (incorporated herein by reference to ANNEX C of the Proxy Statement).


(d) Certain Agreements: Agreement and Plan of Merger dated as of January 26, 2004, by and between Uni-Marts and Green Valley (incorporated herein by reference to ANNEX A of the Proxy Statement). Form of Voting Agreement executed by each of the individual reporting persons and HFL Corporation, KOTA Management Company, L.L.C. (incorporated herein by reference to ANNEX B of the Proxy Statement).


(f) Appraisal Rights: The information contained in the section entitled "SPECIAL FACTORS - Rights of Dissenting Stockholders of Uni-Marts" and ANNEX D of the Proxy Statement (incorporated herein by reference).

(g)      Materials Used to Solicit:  Not applicable.



                  [Remainder of page intentionally left blank]

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Uni-Marts Inc.

May 11, 2004                 By:    /s/ N. Gregory Petrick
                                    ------------------------------------
                                    Name:  N. Gregory Petrick
                                    Title: Executive Vice President
                                            and Chief Financial Officer


                             Green Valley Acquisition Co., LLC

May 11, 2004                 By:    /s/ Paul A. Levinsohn
                                    --------------------------------------
                                    Name: Paul A. Levinsohn
                                    Title: Manager


                             HFL Corporation

May 11, 2004                 By:    /s/ Daniel D. Sahakian
                                    --------------------------------------
                                    Name: Daniel D. Sahakian
                                    Title: President


                             Tri-Color Holdings, LLC

May 11, 2004                 By:    /s/ Ara M. Kervandjian
                                    --------------------------------------
                                    Name: Ara M. Kervandjian
                                    Title: Manager


                             KOTA Holdings LLC

May 11, 2004                 By:    /s/ KOTA Management (Manager)/Paul Levinsohn
                                    --------------------------------------------
                                    Name: Paul Levinsohn
                                    Title: Manager (KOTA Management)


                             KOTA Management Co., L.L.C.

May 11, 2004                 By:    /s/ Paul Levinsohn
                                    --------------------------------------
                                    Name: Paul Levinsohn
                                    Title: Manager


May 11, 2004                        /s/ Henry D. Sahakian
                                    --------------------------------------
                                    Name: Henry D. Sahakian

May 11, 2004                        /s/ Daniel D. Sahakian
                                    --------------------------------------
                                    Name: Daniel D. Sahakian

May 11, 2004                        /s/ Ara M. Kervandjian
                                    --------------------------------------
                                    Name: Ara M. Kervandjian

May 11, 2004                        /s/ Raj Vakharia
                                    --------------------------------------
                                    Name: Raj Vakharia

May 11, 2004                        /s/ Paul Levinsohn
                                    --------------------------------------
                                    Name: Paul Levinsohn